Pono Capital Corp.

643 Ilalo St. #102

Honolulu, Hawaii 96813

January 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Pono Capital Corp.

Registration Statement on Form S-4

Filed December 1, 2022, as amended

File No. 333-268625

Dear Mr. Ecker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Pono Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, January 13, 2023, or as soon as practicable thereafter.

Very truly yours,
Pono Capital Corp.

/s/ Dustin Shindo
Dustin Shindo
Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP

Andy Tucker

E. Peter Stand

Angela Hart-Edwards